Exhibit 99.1

17 Education & Technology Group Inc. Announces Third Quarter

2025 Unaudited Financial Results

BEIJING, China, December 10, 2025 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the third quarter of 2025.

Third Quarter 2025 Highlights1

•
Net revenues were RMB20.0 million (US$2.8 million), compared with net revenues of RMB59.6 million in the third quarter of 2024.
•
Gross margin was 51.2%, compared with 60.9% in the third quarter of 2024.
•
Net loss was RMB44.5 million (US$6.3 million), compared with net loss of RMB17.4 million in the third quarter of 2024.
•
Net loss as a percentage of net revenues was negative 222.5% in the third quarter of 2025, compared with negative 29.2% in the third quarter of 2024.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB6.3 million (US$0.9 million), was RMB38.2 million (US$5.4 million), compared with adjusted net loss (non-GAAP) of RMB5.7 million in the third quarter of 2024.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 191.0% in the third quarter of 2025, compared with negative 9.5% adjusted net loss (non-GAAP) as a percentage of net revenues in the third quarter of 2024.

First Nine Months 2025 Highlights1

•
Net revenues were RMB67.1 million (US$9.4 million), compared with net revenues of RMB152.6 million in the first nine months of 2024.
•
Gross margin was 48.7%, compared with 37.3% in the first nine months of 2024.
•
Net loss was RMB101.4 million (US$14.2 million), compared with net loss of RMB129.2 million in the first nine months of 2024.
•
Net loss as a percentage of net revenues was negative 151.2% in the first nine months of 2025, compared with negative 84.6% in the first nine months of 2024.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB21.9 million (US$3.1 million), was RMB79.5 million (US$11.2 million), compared with adjusted net loss (non-GAAP) of RMB90.9 million in the first nine months of 2024.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 118.5% in the first nine months of 2025, compared with negative 59.6% of adjusted net loss (non-GAAP) as a percentage of net revenues in the first nine months of 2024.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net loss represents net loss excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “We maintained steady progress in our existing core business in the third quarter, marked by strong user engagement and healthy customer retention.

In terms of AI transformation, leveraging our previously accumulated brand endorsement, user recognition, private domain resources, as well as mature hardware capabilities and AI infrastructure, we have efficiently advanced the R&D and launch of new products while maintaining healthy cash position.”

“Following the successful launch of “Yiqi Tongxue” Intelligent Agent, we have successfully rolled out our new C-end product —Yiqi Aixue. This AI membership offering embodies our core philosophy of "Precision and Personalized Learning," seamlessly integrating smart hardware and software solutions, with extensive content resources, advanced AI capabilities, and data insights accumulated in the past decade. The new product has received remarkable market response, indicating solid growth prospects for the future.” he continued.

Ms. Sishi Zhou, Acting Chief Financial Officer of the Company commented, “Despite the company's increased investment in R&D to support the launch of new AI products, we still narrowed losses in the first nine months by consistently focusing on operational efficiency, reducing our operating expenses by 29.8% and narrowing net loss by 21.5% for the first nine months on a GAAP basis. In the process of continuous innovation, we have also consistently focused on the efficiency of resource investment and the health of cash flow. As of the end of this quarter, we still hold cash reserves of RMB341.9 million. The favorable market response to new products will further bolster positive expectations for future cash flow.”

“The successful launch of our new C-end AI product marks a new milestone in the company’s AI transformation. We will continue to enhance our product capabilities, strive to improve our customers’ learning efficiency and experience, and drive sustained, healthy growth for the Company. ” she added.

Third Quarter 2025 Unaudited Financial Results

Net Revenues

Net revenues for the third quarter of 2025 were RMB20.0 million (US$2.8 million), representing a year-over-year decrease of 66.4% from RMB 59.6 million in the third quarter of 2024. This was mainly due to the reduction in net revenues from district-level projects, as we prioritize our resources on school-based project which requires longer period of revenue recognition.

Cost of Revenues

Cost of revenues for the third quarter of 2025 was RMB9.8 million (US$1.4 million), representing a year-over-year decrease of 58.1% from RMB23.3 million in the third quarter of 2024, which was largely in line with the decrease of net revenues during the quarter.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2025 was RMB10.2 million (US$1.4 million), compared with RMB36.3 million in the third quarter of 2024.

Gross margin for the third quarter of 2025 was 51.2%, compared with 60.9% in the third quarter of 2024.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended September 30,
	2024		2025			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	20,244	34.0%	15,869	2,229	79.3%	-21.6%
Research and development expenses	12,789	21.4%	15,248	2,142	76.2%	19.2%
General and administrative expenses	24,950	41.8%	25,779	3,621	128.8%	3.3%
Total operating expenses	57,983	97.2%	56,896	7,992	284.3%	-1.9%

Total operating expenses for the third quarter of 2025 were RMB56.9 million (US$8.0 million), including RMB6.3 million (US$0.9 million) of share-based compensation expenses, representing a year-over-year decrease of 1.9% from RMB58.0 million in the third quarter of 2024.

Sales and marketing expenses for the third quarter of 2025 were RMB15.9 million (US$2.2 million), including RMB1.6 million (US$0.2 million) of share-based compensation expenses, representing a year-over-year decrease of 21.6% from RMB20.2 million in the third quarter of 2024. This was primarily attributed to improved efficiency in marketing and sales driven by enhanced customer retention compared with the same period last year.

Research and development expenses for the third quarter of 2025 were RMB15.2 million (US$2.1 million), including RMB2.1 million (US$0.3 million) of share-based compensation expenses, representing a year-over-year increase of 19.2% from RMB12.8 million in the third quarter of 2024. The increase was primarily due to our increased headcounts in research and development to support the rollout of our new product, offset by the decrease of share-based compensation.

General and administrative expenses for the third quarter of 2025 were RMB25.8 million (US$3.6 million), including RMB2.6 million (US$0.4 million) of share-based compensation expenses, compared with RMB25.0 million in the third quarter of 2024.

Loss from Operations

Loss from operations for the third quarter of 2025 was RMB46.6 million (US$6.6 million), compared with RMB21.6 million in the third quarter of 2024. Loss from operations as a percentage of net revenues for the third quarter of 2025 was negative 233.1%, compared with negative 36.3% in the third quarter of 2024.

Net Loss

Net loss for the third quarter of 2025 was RMB44.5 million (US$6.3 million), compared with net loss of RMB17.4 million in the third quarter of 2024. Net loss as a percentage of net revenues was negative 222.5% in the third quarter of 2024, compared with negative 29.2% in the third quarter of 2024.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the third quarter of 2025 was RMB38.2 million (US$5.4 million), compared with adjusted net loss (non-GAAP) of RMB5.7 million in the third quarter of 2024. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative191.0% in the third quarter of 2025, compared with negative 9.5% of adjusted net loss (non-GAAP) as a percentage of net revenues in the third quarter of 2024.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Cash and Cash Equivalents, Restricted Cash and Term Deposit

Cash and cash equivalents and term deposit were RMB341.9 million (US$48.0 million) as of September 30, 2025, compared with RMB359.3 million as of December 31, 2024.

Conference Call Information

The Company will hold a conference call on Tuesday, December 9, 2025 at 8:00 p.m. U.S. Eastern Time (Wednesday, December 10, 2025 at 9:00 a.m. Beijing time) to discuss the financial results for the third quarter of 2025.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register-conf.media-server.com/register/BI321fdcdf12d243ceabd41e03ae81db1d.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months ended September 30, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.119 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2025, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms. Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of September 30,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	234,144	243,570	34,214
Restricted cash	49	49	7
Term deposits	125,108	98,287	13,806
Accounts receivable	67,097	22,845	3,209
Prepaid expenses and other current assets	82,513	82,616	11,605
Total current assets	508,911	447,367	62,841
Non-current assets
Property and equipment, net	26,410	23,836	3,348
Right-of-use assets	11,768	9,810	1,378
Other non-current assets	2,428	1,499	211
TOTAL ASSETS	549,517	482,512	67,778
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	104,422	102,810	14,442
Deferred revenue and customer advances, current	40,397	36,467	5,122
Operating lease liabilities, current	6,798	5,097	716
Total current liabilities	151,617	144,374	20,280

	As of December 31,	As of September 30,
	2024	2025	2025
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	4,261	3,990	560
TOTAL LIABILITIES	155,878	148,364	20,840
SHAREHOLDERS' EQUITY
Class A ordinary shares	241	256	36
Class B ordinary shares	81	140	20
Treasury stock	(34)	(42)	(6)
Additional paid-in capital	11,070,615	11,118,361	1,561,787
Accumulated other comprehensive income	86,410	80,516	11,310
Accumulated deficit	(10,763,674)	(10,865,083)	(1,526,209)
TOTAL SHAREHOLDERS' EQUITY	393,639	334,148	46,938
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	549,517	482,512	67,778

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended September 30,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	59,627	20,009	2,811
Cost of revenues	(23,289)	(9,762)	(1,371)
Gross profit	36,338	10,247	1,440
Operating expenses (Note 1)
Sales and marketing expenses	(20,244)	(15,869)	(2,229)
Research and development expenses	(12,789)	(15,248)	(2,142)
General and administrative expenses	(24,950)	(25,779)	(3,621)
Total operating expenses	(57,983)	(56,896)	(7,992)
Loss from operations	(21,645)	(46,649)	(6,552)
Interest income	3,835	2,149	302
Foreign currency exchange loss	(638)	(53)	(7)
Other income, net	1,047	40	6
Loss before provision for income tax and income from equity method investments	(17,401)	(44,513)	(6,251)
Income tax expenses	—	—	—
Net loss	(17,401)	(44,513)	(6,251)
Net loss available to ordinary shareholders of 17	(17,401)	(44,513)	(6,251)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.04)	(0.09)	(0.01)
Net loss per ADS (Note 2)
Basic and diluted	(2.00)	(4.50)	(0.50)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	387,922,097	512,283,162	512,283,162

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended September 30,
	2024	2025	2025
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	1,868	1,618	227
Research and development expenses	3,450	2,104	296
General and administrative expenses	6,430	2,576	362
Total	11,748	6,298	885

Note 2: Each one ADS represents fifty Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2024	2025	2025
	RMB	RMB	USD
Net Loss	(17,401)	(44,513)	(6,251)
Share-based compensation	11,748	6,298	885
Income tax effect	—	—	—
Adjusted net loss	(5,653)	(38,215)	(5,366)

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the nine months ended September 30,
	2024	2025	2025
	RMB	RMB	USD
Net revenues	152,619	67,087	9,424
Cost of revenues	(95,695)	(34,395)	(4,831)
Gross profit	56,924	32,692	4,593
Operating expenses (Note 1)
Sales and marketing expenses	(55,905)	(42,877)	(6,023)
Research and development expenses	(55,028)	(39,842)	(5,597)
General and administrative expenses	(90,729)	(58,946)	(8,280)
Total operating expenses	(201,662)	(141,665)	(19,900)
Loss from operations	(144,738)	(108,973)	(15,307)
Interest income	13,361	7,073	994
Foreign currency exchange loss	(394)	(164)	(23)
Other income, net	2,592	661	93
Loss before provision for income tax and income from equity method investments	(129,179)	(101,403)	(14,243)
Income tax expenses	—	(6)	(1)
Net loss	(129,179)	(101,409)	(14,244)
Net loss available to ordinary shareholders of 17	(129,179)	(101,409)	(14,244)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.33)	(0.21)	(0.03)
Net loss per ADS (Note 2)
Basic and diluted	(16.50)	(10.50)	(1.50)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	387,825,526	478,715,144	478,715,144

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the nine months ended September 30,
	2024	2025	2025
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	5,933	5,640	792
Research and development expenses	10,777	7,373	1,036
General and administrative expenses	21,538	8,893	1,249
Total	38,248	21,906	3,077

Note 2: Each one ADS represents fifty Class A ordinary shares.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2024	2025	2025
	RMB	RMB	USD
Net Loss	(129,179)	(101,409)	(14,244)
Share-based compensation	38,248	21,906	3,077
Income tax effect	—	—	—
Adjusted net loss	(90,931)	(79,503)	(11,167)